Exhibit 99.2

                      [Graphic omitted][Videsh Sanchar Nigam Limited Letterhead]


HQ/CS/CL.24B/9209
15 July 2002

Sir,
            Sub : QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

      Pursuant  to  Clause  49  of  the  listing  agreement  with  Indian  Stock
Exchanges, please find sent herewith the Quarterly Compliance Report on Corporate Governance for the quarter ended 30 June 2002.

      Thanking you,

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


By: /s/ R.N. ADITYA
---------------------------
R.N. Aditya
Assistant Company Secretary

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. : 497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8. Head Office : M/s. Sharepro Services, Satam Estate, 3rd Floor,Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646.

9. Ms.Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071.

10. Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 023. Fax : 267 3199.

11.   Mr.A.K. Gupta, DGM(FA), for SEC filing requirements, Fax 1162.

12.   Shri U.C. Burman, DGM(Internet), for hosting on website.


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QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company   :     VIDESH SANCHAR NIGAM LIMITED

Quarter ending on     :     30 JUNE 2002

--------------------------------------------------------------------------------

Particulars        Clause of  Compliance  Remarks
                   Listing    status
                   Agreement  (Yes/No)
--------------------------------------------------------------------------------

1.                  2.        3.         4.
--------------------------------------------------------------------------------

Board of Directors  49 I      Yes        As of 30 June  2002,  VSNL  had a total
                                         of  seven  Directors,  out of whom  two
                                         were Executive  Directors and five were
                                         non-executive  Directors  including the
                                         Chairman.  There  were two  independent
                                         Directors.


Audit Committee     49 II     Yes        The Audit  Committee  of VSNL  consists
                                         of three members with all the Directors
                                         being  non-executive  and  two of  them
                                         being independent.

Shareholders/       49 VI(C)  No         The  Agenda  for   reconstituting   the
Investors Grievance                      Investors    Grievance   Committee   as
Committee                                required   under  Clause  49  is  being
                                         considered  at the next  meeting of the
                                         Board  of  Directors  of   the  Company
                                         scheduled to be held on 29 July 2002.

Remuneration of     49 III    No         The  non-executive   Directors  on  the
Directors                                Board  of VSNL are  paid  only  sitting
                                         fees as per  the applicable  provisions
                                         of the  Companies Act,  1956.  Extracts
                                         of  agreements  signed  with  executive
                                         Directors   (including     remuneration
                                         details) have already been  sent to the
                                         shareholders.

Board Procedures    49 IV      Yes

Management          49 V       Yes

Shareholders        49 VI      Yes

Report on           49 VII     Yes
Corporate
Governance


                                          By: /s/ SATISH RANADE
                                             -------------------------------
                                          Satish Ranade
                                          Executive Director (Legal) &
                                          Company Secretary



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